Exhibit (a)(1)(E)

[This form of Reminder of Deadline may be distributed on one or more occasions by Zoran Corporation to persons eligible to participate in the Zoran Corporation Offer to Exchange Certain Outstanding Stock Options.]

REMINDER OF DEADLINE

9:00 P.M. (Pacific Time) THURSDAY, DECEMBER 10, 2009

To All Employees Eligible to Participate in the Stock Option Exchange Offer:

Thursday, December 10, 2009, 9:00 p.m. Pacific Time, is the deadline for you to tender any of your eligible stock options under the Zoran Corporation Offer to Exchange Certain Outstanding Stock Options (the “Offer”).

If you need another copy of the Offer Circular or the Election Form relating to the Offer (or if you want to change an election you have previously filed and you need another copy of the Notice of Change of Election form), you should immediately contact Karen Pereira, our Stock Plan Administrator, at optionexchange@zoran.com or (408) 523-6596, or at the following address:

Karen Pereira

Stock Plan Administrator

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

Please be sure to allow at least five business days for Karen to respond to your request.

You must submit your Election Form (or your Notice of Change of Election, if applicable) in accordance with the instructions contained in the Offer Circular and the Election Form. If you want to participate, we must actually receive your election by the deadline. We cannot accept late submissions, and therefore we urge you to respond immediately to avoid any last minute problems.

If you do not want to exchange any options in the Offer, please disregard this reminder. You don’t need to do anything.

This reminder is being distributed to all employees who are eligible (assuming they continue to satisfy the employment requirements described in the Offer Circular) to participate in the Offer. Therefore, you are receiving this notice even if you have previously filed your Election Form.